SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                             AMENDMENT NO. 6
                            (FINAL AMENDMENT)
                                    TO
                              SCHEDULE 14D-1
                          TENDER OFFER STATEMENT
                       Pursuant to Section 14(d)(1)
                  of the Securities Exchange Act of 1934

                       Communications Central Inc.
                        (Name of Subject Company)

                        PHONETEL ACQUISITION CORP.
                       PHONETEL TECHNOLOGIES, INC.
                                (Bidders)

                  COMMON STOCK, PAR VALUE $.01 PER SHARE
                      (Title of Class of Securities)

                               203388 10 3
                  (CUSIP Number of Class of Securities)

                          Tammy L. Martin, Esq.
                         Executive Vice President
                      Chief Administrative Officer,
                           and General Counsel
                            1127 Euclid Avenue
                                Suite 650
                        Cleveland, Ohio 44115-1601
                              (216) 241-2555
       (Name, Address and Telephone Number of Person authorized to
         Receive Notices and Communications on Behalf of Bidder)

                                 Copy to:

                         Stephen M. Banker, Esq.
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                         New York, New York 10022
                              (212) 735-3000



                               TENDER OFFER

               This Statement ("Amendment No. 6") amends and supplements, and is the final amendment to, the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on March 20, 1997, as amended by Amendment No. 1 to
   Schedule 14D-1 filed with the Commission on April 16, 1997, Amendment No. 2 to Schedule 14D-1 filed with the Commission on May 15, 1997, Amendment No. 3 to Schedule 14D-1 filed with the Commission on July 23, 1997, Amendment No. 4 to Schedule 14D-1 filed with the Commission on August 5, 1997 and Amendment No. 5 to Schedule 14D-1 filed with the Commission on August 18, 1997 (as so amended, the "Schedule 14D-1"), relating to the offer by PhoneTel Acquisition Corp., a Georgia corporation (the "Purchaser") and a wholly owned subsidiary of PhoneTel Technologies, Inc., an Ohio corporation ("PhoneTel"), to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated rights to purchase shares of Common Stock (the "Rights" and, together with the Common Stock, the "Shares"), of Communications Central Inc., a Georgia corporation (the "Company"), at $12.85 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 20, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase.

   Item 10. Additional Information.

               The Offer expired at midnight, New York City time, on Wednesday, August 20, 1997 (the "Expiration Time"), and will not be extended. No Shares were purchased and all Shares tendered and not properly withdrawn as of the Expiration Time will be returned by the Depositary.

               As of the Expiration Time, 6,040,320.8 Shares were validly tendered and not properly withdrawn.

               On August 21, 1997, PhoneTel issued a press release announcing the termination of the Merger Agreement and the expiration of the Offer. The full text of such press release is filed herewith as Exhibit (a)(14) and is incorporated herein by reference.

   ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

               Item 11 is hereby amended to add the following:

               (a) (14)  Press Release issued by PhoneTel dated August 21,
                         1997.



                                SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  August 21, 1997

                                         PHONETEL ACQUISITION CORP.

                                         By: /s/ Peter G. Graf
                                            -----------------------------
                                             Peter G. Graf
                                             Chairman and Chief Executive
                                                Officer



                                SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  August 21, 1997

                                          PHONETEL TECHNOLOGIES, INC.

                                          By: /s/ Peter G. Graf
                                             -----------------------------
                                             Peter G. Graf
                                             Chairman and Chief Executive
                                                Officer




                            INDEX TO EXHIBITS

   Exhibit
   Number            Exhibit
   -------           -------
   (a)(14)           Press Release issued by PhoneTel dated August 21,
                     1997